UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Housecom Kabushiki Kaisha
(Name of Subject Company)
HOUSECOM CORPORATION
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Daito Trust Construction Co., Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
HOUSECOM CORPORATION Attn: Naoki Kazama 9th Floor, Shinagawa East One Tower 2-16-1, Konan, Minato-ku, Tokyo 108-0075 Japan +81-3-6717-6900
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice Regarding the Execution of Share Exchange Agreement to Make HOUSECOM CORPORATION a Wholly Owned Subsidiary of Daito Trust Construction Co., Ltd. (Simplified Share Exchange), dated October 29, 2024 (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Daito Trust Construction Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated October 29, 2024.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Daito Trust Construction Co., Ltd.

/s/ Tsukasa Okamoto
Name:	Tsukasa Okamoto
Title:	Director, Senior Executive Officer, CFO
General Manager of Corporate Management Headquarter

Date: October 29, 2024